EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements

(In thousands of U.S. dollars)

MASONITE INTERNATIONAL INC.

As at June 30, 2008 and December 31, 2007 and

for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

		Three Month Period Ended		Six Month Period Ended
	Note	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007	January 1, 2008 - June 30, 2008	January 1, 2007 - June 30, 2007

Sales		$507,752	$588,937	$972,148	$1,158,308
Cost of sales	5	417,007	447,054	790,968	889,468
		90,745	141,883	181,180	268,840

Selling, general and administration expenses	4,19	44,628	53,249	88,364	106,662
Depreciation		21,050	23,959	43,138	46,615
Amortization of intangible assets	3	7,077	8,897	14,156	17,792
Impairment of goodwill and intangible assets	3	630,331	—	630,331	—
Interest		99,202	44,995	142,267	89,815
Other expense, net	15	11,392	10,480	17,823	12,323

(Loss) income before income taxes and non-controlling interest		(722,935)	303	(754,899)	(4,367)

Income taxes (recovery)	16	(35,277)	(7,264)	(40,585)	(10,031)
Non-controlling interest		902	2,128	1,891	3,253

Net (loss) income		$(688,560)	$5,439	$(716,205)	$2,411

Basis of presentation (note 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at June 30, 2008 and December 31, 2007

	Note	June 30, 2008	December 31, 2007
			(Audited)
Assets

Current assets:
Cash and cash equivalents		$241,397	$41,754
Accounts receivable	4	348,248	264,931
Inventories	5	296,470	295,831
Prepaid expenses		20,745	15,153
Assets held for sale	6	5,333	1,849
Income taxes recoverable		1,776	1,784
Current future income taxes		36,002	39,388
		949,971	660,690

Property, plant and equipment		786,187	812,475
Goodwill		309,052	768,430
Intangible assets		215,343	377,997
Other assets	7	19,287	20,501
Long-term future income taxes		19,053	19,959
		$2,298,893	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	8	$355,342	$17,615
Accounts payable and accrued expenses	9, 10, 15	337,556	325,123
Income taxes payable		16,144	15,056
Current future income taxes		2,012	2,093
Debt due on demand	9	1,909,606	—
Current portion of debt	9	9,737	20,777
		2,630,397	380,664

Debt	9	1,839	1,852,646
Long-term future income taxes		98,315	147,541
Other long-term liabilities	11	36,033	38,946
		2,766,584	2,419,797

Non-controlling interest		28,188	42,654

Shareholder’s equity:
Share capital	13	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at June 30, 2008 and December 31, 2007		7,682	6,780
Contributed surplus
Deficit		(1,123,230)	(407,025)
Accumulated other comprehensive income		52,492	30,669
		(495,879)	197,601

		$2,298,893	$2,660,052

Commitments and contingencies (note 14)

Related party transactions (notes 7 and 19)

Basis of presentation (notes 1 and 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

(In thousands of U.S. dollars)

For the Six Month Periods Ended June 30, 2008 and June 30, 2007

						Total
						Deficit and
					Accumulated	Accumulated
					Other	Other
	Common Shares		Contributed		Comprehensive	Comprehensive
	Number	Value	Surplus	Deficit	Income	Income (Loss)	Total

Balance, January 1, 2008	113,435,362	$567,177	$6,780	$(407,025)	$30,669	$(376,356)	$197,601

Net loss	—	—	—	(716,205)	—	(716,205)	(716,205)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	24,463	24,463	24,463
Change in fair value of cash flow hedges, net of tax of $1,301	—	—	—	—	(2,640)	(2,640)	(2,640)
Comprehensive loss							(694,382)

Share based awards	—	—	902	—	—	—	902
Balance, June 30, 2008	113,435,362	$567,177	$7,682	$(1,123,230)	$52,492	$(1,070,738)	$(495,879)

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$29,298	$(74,836)	497,328

Net income	—	—	—	2,411	—	2,411	2,411
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	1,200	1,200	1,200
Change in fair value of cash flow hedges, net of tax of $(2,532)	—	—	—	—	(2,763)	(2,763)	(2,763)
Comprehensive income							848

Share based awards	—	—	1,272	—	—	—	1,272
Balance, June 30, 2007	113,435,362	$567,177	$6,259	$(101,723)	$27,735	$(73,988)	$499,448

Basis of presentation (notes 1 and 2)

See accompanying notes to consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Comprehensive Income (loss)

(In thousands of U.S. dollars)

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

	Three Month Period Ended		Six Month Period Ended
	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007	January 1, 2008 - June 30, 2008	January 1, 2007 - June 30, 2007

Net (loss) income	$(688,560)	$5,439	$(716,205)	$2,411

Foreign exchange gain on self-sustaining operations	5,089	194	24,463	1,200
Change in fair value of cash flow hedges, net of tax (1)	6,638	739	(2,640)	(2,763)

Other comprehensive income (loss)	11,727	933	21,823	(1,563)

Comprehensive (loss) income	$(676,833)	$6,372	$(694,382)	$848

(1)

Net of income tax expense (recovery) for the three month period ended June 30, 2008 of $3,432 (2007 - $3,418), and net of income tax expense (recovery) for the six month period ended June 30, 2008 of $(1,301) (2007 - $2,532)

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

	Three Month Period Ended		Six Month Period Ended
	April 1, 2008 - June 30, 2008	April 1, 2007 - June 30, 2007	January 1, 2008 - June 30, 2008	January 1, 2007 - June 30, 2007
Cash provided by (used in):
Operating activities:
Net (loss) income	$(688,560)	$5,439	$(716,205)	$2,411
Items not involving cash:
Depreciation	21,050	23,959	43,138	46,615
Amortization of intangible assets	7,077	8,897	14,156	17,792
Non-cash interest expense	58,543	2,526	61,118	5,040
Loss on sale of property, plant and equipment	(1,383)	228	(1,332)	950
Impairment of property, plant and equipment	5,098	2,620	5,920	2,620
Impairment of goodwill and intangible assets	630,331	—	630,331	—
Share based awards	485	488	902	1,272
Future income taxes	(38,132)	(10,927)	(45,577)	(16,457)
Pension and post-retirement expense and funding, net	(144)	327	(198)	602
Unrealized foreign exchange losses	236	(3,161)	262	(2,970)
Non-controlling interest	902	2,128	1,891	3,253
Change in non-cash operating working capital:
Accounts receivable	(66,374)	(3,103)	(74,050)	(32,006)
Inventories	(3,523)	10,701	4,873	26,479
Income taxes recoverable	(237)	—	8	—
Income taxes payable	1,850	(579)	2,556	664
Prepaid expenses	(2,219)	627	(5,233)	(3,134)
Accounts payable and accrued expenses	(6,018)	(22,611)	5,601	(362)
	(81,018)	17,559	(71,839)	52,769
Financing activities
Change in bank indebtedness	235,831	29,299	336,042	6,801
Repayment of long-term debt	(3,366)	(4,493)	(13,831)	(8,728)
	232,465	24,806	322,211	(1,927)
Investing activities
Proceeds from sale of property, plant and equipment	3,882	106	3,939	191
Additions to property, plant and equipment	(6,195)	(7,327)	(13,495)	(16,226)
Acquisitions	(16,792)	(3,733)	(30,507)	(3,733)
Distributions to non-controlling interests	(2,475)	(1,555)	(8,460)	(1,555)
Other investing activities	306	1,391	(96)	(1,656)
	(21,274)	(11,118)	(48,619)	(22,979)
Net foreign currency translation adjustment	630	2,657	(2,110)	1,800

Increase (decrease) in cash and cash equivalents	130,803	33,904	199,643	29,663
Cash and cash equivalents, beginning of period	110,594	43,182	41,754	47,423
Cash and cash equivalents, end of period	$241,397	$77,086	$241,397	$77,086

Basis of presentation (note 2)

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 1: GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  There is uncertainty about the appropriateness of the use of the going concern assumption because the Company is currently not in compliance with the financial covenants contained in the Senior Secured Credit Facilities (“Credit Agreement”) with a principal amount of $1,139,750 and a revolving credit facility with a principal amount outstanding of $336,000, both as of June 30, 2008.  This non-compliance constitutes an Event of Default as defined in the Credit Agreement.  The covenant violations provide the lenders the right to demand repayment of the full amount of the term loan and revolving credit facility.  As of the date of issuance of these financial statements the lenders have not demanded repayment.  Should the lenders under the Credit Agreement demand full repayment, the holders of the Company’s Senior Subordinated Notes due 2015 (“Notes”) would then also be entitled to demand full repayment.  The Notes have a principal amount of $769,856 as of June 30, 2008.  Accordingly, the Company has reclassified the balance outstanding under the Credit Agreement and the Notes as current liabilities.  Management has been engaged in negotiations with the lenders party to the Credit Agreement regarding an amendment to the agreement including a waiver of such non-compliance.  To date, no agreement has been reached and there can be no guarantee that an agreement will be reached on terms acceptable to the Company or its lenders.  The Company’s ability to continue as a going concern is dependent upon its ability to complete a successful renegotiation of its Credit Agreement terms.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of the liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements include the accounts of Masonite International Inc. (the “Company” or “Masonite”) as at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and June 30, 2007.  The financial statements were prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations.

These unaudited interim consolidated financial statements do not include all of the disclosures required by GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007.  In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company for such periods and as of such dates.  These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application as the annual audited consolidated financial statements except as described below in Recently Adopted Accounting Standards.   Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31.  In a 52 week year, each fiscal quarter consists of 13 weeks.  The three month periods ended June 30, 2008 and June 30, 2007 consist of 13 weeks.  For presentation purposes, the financial statements and notes refer to June 30 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities (“VIE”) for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures.  Intercompany accounts and transactions have been eliminated on consolidation.  The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method.  Joint ventures are proportionately consolidated from the date of formation.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill, intangible assets, property, plant and equipment, the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets.  Actual results could differ from those estimates.

Recently Adopted Accounting Standards:

(a)          Change in accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

(i)            Inventory

CICA Section 3031, Inventories, replaces Section 3030, Inventories, and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (IFRS).  This section provides more extensive guidance on the determination of cost, narrows the permitted cost formulas, requires impairment testing and expands the disclosure requirements to increase transparency.  There was no impact on the financial results of the Company from the adoption of Section 3031.

(ii)           Capital disclosures

CICA Section 1535, Capital Disclosures, establishes guidelines for the disclosure of information on an entity’s capital and how it is managed.  This enhanced disclosure enables users to evaluate the entity’s objectives, policies and processes for managing capital.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See Note 21 Capital Management, for further disclosure.

(iii)          Financial instruments – disclosure and presentation

CICA Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, replace the existing Section 3861, Financial Instruments – Disclosure and Presentation.  Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks.  Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments.  This new requirement is for disclosure purposes only and upon adoption did not impact the financial results of the Company.  See Note 20 Financial Instruments and Risk Management, for further disclosure.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

(b)   Future accounting policies

Goodwill and Intangible Assets

CICA Section 3064, Goodwill and Intangible Assets replaces the existing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in Section 3062.  This section comes into effect on January 1, 2009.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (AcSB) announced its decision to replace Canadian GAAP with IFRS for all Canadian Publicly Accountable Enterprises (PAE).  On February 13, 2008, the AcSB confirmed January 1, 2011 as the official changeover date for PAEs to commence reporting under IFRS.  Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.  The Company is currently in the process of assessing the impact of IFRS on its financial statements.

NOTE 3:  ACQUISITIONS, GOODWILL AND INTANGIBLES

In the first quarter of 2008, the Company purchased the remaining 25% ownership interest of the Company’s operations located in the Czech Republic and Poland. The consideration was approximately $18,600 consisting of approximately $13,700 paid for the shares and the balance as repayment of advances made by the minority interest shareholder. The excess purchase price over the fair value of net identifiable assets acquired of $6,620 was allocated to customer list intangible assets in the amount of $5,430 and goodwill in the amount of $1,190. In the second quarter of 2008, the holder of one-half of the minority interest ownership position in a North American manufacturing facility exercised their right requiring the Company, pursuant to the terms in the shareholder agreement, to purchase their ownership interest for approximately $16,800.  The excess purchase price over the fair value of net identifiable assets acquired of $10,572 was allocated to goodwill.

Goodwill is not amortized but instead is tested for impairment annually on December 31, or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable.  Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. If the carrying amount exceeds fair value, there is impairment in goodwill. Any impairment in goodwill is measured by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and comparing the notional goodwill from the fair value allocation to the carrying value of goodwill.  Due to the continued decline of the U.S. housing market, the Company has completed an additional impairment test for its North American reporting unit as at June 30, 2008.  This test concluded that there was impairment in the goodwill in the North American segment in the amount of $471,350.  Further, the impairment test also concluded that the North American customer relationship intangible was impaired in the amount of $153,300.

For the six months ended June 30, 2008 and for the twelve months ended December 31, 2007, the changes in the carrying amount of goodwill were as follows:

2008	North America	Europe and Other	Total
Goodwill, December 31, 2007	$707,390	$61,040	$768,430
Impairments	(471,350)	(5,013)	(476,363)
Acquisitions	10,572	1,190	11,762
Translation adjustment	—	5,223	5,223
Goodwill, June 30, 2008	$246,612	$62,440	$309,052

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

2007	North America	Europe and Other	Total
Goodwill, December 31, 2006	$915,790	$53,690	$969,480
Impairments	(208,400)	—	(208,400)
Acquisitions	—	4,374	4,374
Translation adjustment	—	2,976	2,976
Goodwill, December 31, 2007	$707,390	$61,040	$768,430

The carrying amount of intangibles at June 30, 2008 and December 31, 2007 was as follows:

2008	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$99,244	$81,314	$17,930
Order backlogs	4,105	4,105	—
Patents	92,005	29,592	62,413
	195,354	115,011	80,343

Indefinite life intangible assets
Trademarks and tradenames	135,000	—	135,000
	$330,354	$115,011	$215,343

2007	Cost	Accumulated Amortization	Net Book Value
Amortizable intangible assets
Customer relationships	$247,954	$71,947	$176,007
Order backlogs	4,105	4,105	—
Patents	92,023	25,033	66,990
	344,082	101,085	242,997

Indefinite life intangible assets
Trademarks and tradenames	135,000	—	135,000
	$479,082	$101,085	$377,997

The estimated amortization for existing intangible assets over the next five years ending June 30 is as follows:

2009			$11,374
2010			11,374
2011			11,374
2012			11,374
2013			11,374
			$56,870

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 4: ACCOUNTS RECEIVABLE

The Company had an agreement (the “Facilities Agreement”) to sell up to $135,000 of non-interest bearing trade accounts receivable.  The charges incurred under the Facilities Agreement were calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% (December 31, 2007 – 1.25%).

On April 18, 2008, the Company was notified by the counterparty to the Facilities Agreement of termination of the program effective June 17, 2008.

The Company also had an additional agreement (the “Acquired Facilities Agreement”) which was terminated in March of 2007.

Information regarding balances sold and charges incurred, which are included in selling, general and administration expenses, on the Facilities Agreement, is included in the table below:

	June 30, 2008	December 31, 2007
Receivables sold at period end
Facilities Agreement	$—	$52,150

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Charges incurred in the period
Facilities Agreement	$161	$1,733
Acquired Facilities Agreement	—	2
	$161	$1,735

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Charges incurred in the period
Facilities Agreement	$753	$3,103
Acquired Facilities Agreement	—	280
	$753	$3,383

NOTE 5:  INVENTORIES

	June 30, 2008	December 31, 2007
Raw materials	$174,267	$185,146
Finished goods	122,203	110,685
	$296,470	$295,831

The Company recognized an inventory write-down of  $4,056 in the three month period ended June 30, 2008 (three month period ended June 30, 2007 - $1,400) and $4,456 in the six month period ended June 30, 2008 (six month period ended June 30, 2007 - $1,400).

NOTE 6:  ASSETS HELD FOR SALE

Due to the closure of manufacturing facilities in the U.K. and Canada, land and buildings have been held for sale, and as a result, the carrying value of $5,333 has been reclassified from property, plant and equipment to assets held for sale. The carrying value of the assets held for sale in the North American segment is $1,816 and in the Europe and Other segment is

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

$3,517.  Subsequent to June 30, 2008, the assets held for sale in the Europe and Other segment were disposed of for proceeds of approximately $4,500.  The remainder of assets held for sale are expected to be sold during the next twelve months.

During the three month period ended June 30, 2008, $1,895 of assets previously held for sale were disposed of for proceeds of $3,639.

NOTE 7:  OTHER ASSETS

	June 30, 2008	December 31, 2007
Receivable from parent	$18,898	$18,408
Long-term receivables and other	389	2,093
	$19,287	$20,501

Included in long-term receivables and other at June 30, 2008 is $nil (December 31, 2007 - $1,690) in receivables due over the next four years pursuant to a royalty agreement. The $18,898 (December 31, 2007 - $18,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company.  The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 8:  BANK INDEBTEDNESS

	June 30, 2008	December 31, 2007
Revolving credit facility	$336,000	$—
Other borrowings and overdrafts	19,342	17,615
	$355,342	$17,615

The Company has a $350,000 revolving credit facility as part of its Credit Agreement.  Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets.  As of June 30, 2008, the revolving credit facility interest rate was LIBOR plus 2.50% (December 31, 2007 – LIBOR plus 2.50%).  As a result of the Event of Default described in Note 1 Going Concern, the Administrative Agent or a majority of the lenders may elect to prohibit the Company from continuing the interest basis of loans that are LIBOR loans at the end of the relevant interest period and convert the loans to ABR/Prime rate loans. Borrowings are not permitted under the revolving credit facility during an Event of Default.

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

Interest on the revolving credit facility for the three month period ended June 30, 2008 was $3,659 (three month period ended June 30, 2007 - $1,018).  Interest on the revolving credit facility for the six month period ended June 30, 2008 was $3,829 (six month period ended June 30, 2007 - $1,918).

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 9: DEBT

	June 30, 2008	December 31, 2007
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $nil (2007 - $29,199)	$1,139,750	$1,116,426
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $nil (2007 - $31,841)	769,856	738,015
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	—	2,100
Bank term loan bearing interest at LIBOR plus 0.50% (2007 – 0.49%) due January 17, 2009	2,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2007 – 0.49%) due January 2, 2009	5,000	5,000
Other loans, at various interest dates and maturities	4,076	4,382
	1,921,182	1,873,423
Current portion of debt	9,737	20,777
Debt due on demand	1,909,606	—
Debt	$1,839	$1,852,646

The aggregate amount of principal repayments in the twelve month periods ending June 30 in each of the next five years and thereafter is as follows:

2009	$1,919,343
2010	1,024
2011	815
2012	—
2013	—
Thereafter	—
$1,921,182

The Company’s Credit Agreement includes an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year.  This agreement requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the Credit Agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.  The fair market value of the term loan obligation as represented by its June 30, 2008 trading value is estimated to be $1,031,474.  The prevailing 3-month LIBOR rate at June 30, 2008 was 2.78%.

At June 30, 2008, the Company was required to have met a minimum interest coverage ratio of 1.65 times Adjusted EBITDA, and a maximum leverage ratio of 7.0 times Adjusted EBITDA.  In addition, the Credit Agreement limits, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements.  This facility also contains certain customary events of default, subject to grace periods, as appropriate.  The Credit Agreement is secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the Credit Agreement.  At June 30, 2008, the Company was not in compliance with either of these ratios.  The non-compliance with these ratios constitutes an Event of Default and permits the lenders party to the Credit Agreement to demand immediate repayment of the senior secured credit facility.  The Company is currently in negotiations with the lenders party to the Credit Agreement regarding an amendment to the Credit Agreement and a waiver of the Company’s non-compliance.  There can be no guarantee that an agreement will be reached among the parties on terms that are acceptable to the Company and its lenders.  As a result of the

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

non-compliance, deferred financing fees of $55,988 relating to the Credit Agreement and the Notes were charged to interest expense.  During an Event of Default, the Administrative Agent or a majority of the lenders may elect to prohibit the Company from continuing the interest basis of loans that are LIBOR loans at the end of the relevant interest period and convert the loans to ABR/Prime rate loans. In addition to the above consequences, during an Event of Default various limitations on actions apply in respect of sale of assets, investments, dividends, debt payments and amendments.

The Company’s Notes of $769,856 bear interest at 11% and are due October 6, 2015.  The indentures relating to the Notes limit the Company’s ability to incur additional indebtedness or issue certain preferred shares; pay dividends on or make other distributions or repurchase its capital stock or make other restricted payments; make certain investments; sell certain assets; create liens on certain assets to secure debt; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries.  Subject to certain exceptions, the indentures relating to the Notes permit the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.  The fair market value of the Notes as represented by their June 30, 2008 trading values is estimated to be $492,708.  If the lenders party to the Credit Agreement were to demand immediate repayment, the holders of the Notes would be permitted to demand immediate repayment.  As a result the Notes have been reclassified as current liabilities.

The Company’s weighted average interest rate at June 30, 2008 was 7.3% (December 31, 2007 – 8.2%).

Interest on debt for the three month period ended June 30, 2008 was $96,510 (three month period ended June 30, 2007 - $43,120).  Interest on debt for the six month period ended June 30, 2008 was $138,263 (six month period ended June 30, 2007 - $85,970).  Included in interest on debt for the three month period ended June 30, 2008 is $58,520 (three month period ended June 30, 2007 - $2,527) of deferred financing fees.  Included in interest on debt for the six month period ended June 30, 2008 is $61,040 (six month period ended June 30, 2007 - $5,040) of deferred financing fees.

On April 26, 2005, Masonite entered into an interest rate swap agreement to convert $1,150,000 of floating rate debt into fixed rate debt.  These swaps amortize over a five year period and mature in 2010.  On April 26, 2006 and April 26, 2007, $100,000 and $150,000 respectively, of the interest rate swaps amortized, leaving $900,000 at a fixed rate as of December 31, 2007.  On April 26, 2008, 2009 and 2010, respectively, $300,000 of notional principal amortizes.  At June 30, 2008, a total of $600,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%.  At June 30, 2008, the fair value of these agreements represented a liability of $7,165 and is included in Note 10 Accounts Payable and Accrued Expenses.  The income tax benefit associated with the recognition of this loss is $2,390.  During the second quarter of 2008, $3,001 of expense related to the interest rate swaps was moved from accumulated other comprehensive income to net income as this interest was realized during the period. The floating reference rate is the 3-month LIBOR rate.  The interest rate swaps were valued utilizing the forward swap rates as derived from the swap curve as at period end and is sensitive to changes in forward rates. The effective interest rate method was utilized to discount the liability.  The swaps are considered to be debt for purposes of our Credit Agreement.  The swaps settle on a quarterly basis.  The Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt. As a result of the non-compliance with the covenants in the Credit Agreement, which is the hedged item in the designated hedging relationship on the swap, the swap ceased to be an effective hedge at June 30, 2008.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 10:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30, 2008	December 31, 2007
Trade payables	$161,179	$135,049
Interest	33,950	35,752
Customer incentives	32,014	46,417
Payroll and related remittances	42,395	41,041
Restructuring liability	9,383	14,368
Interest rate swaps	7,165	3,225
Other	51,469	49,271
	$337,556	$325,123

NOTE 11:  OTHER LONG-TERM LIABILITIES

	June 30, 2008	December 31, 2007
U.S. defined benefit plan	$13,873	$13,577
Advances from minority interest shareholders	4,076	9,425
United Kingdom defined benefit plan	8,008	8,488
Severances payable and restructuring liability	5,207	3,302
Other post employment benefits and other	4,869	4,154
	$36,033	$38,946

NOTE 12:  NON-CONTROLLING INTEREST

	June 30, 2008	December 31, 2007
Balance, beginning of period	$42,654	$36,841
Share of results	1,891	8,147
Impact of:
Acquisitions	(14,507)	(1,271)
Distributions to minority shareholders	(2,475)	(1,065)
Foreign exchange and other	625	2
Balance, end of period	$28,188	$42,654

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 13:  SHAREHOLDER’S EQUITY

Masonite is a wholly owned subsidiary of Holdings.  As at June 30, 2008, management owns a 4.6% interest in Holdings (December 31, 2007 – 4.7%).  Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings.  Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

April 1, 2008 - June 30, 2008	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	5,983,750	5,983,750	400,000	300,000	12,667,500	5.00
Granted	—	—	—	—	—	5.00
Exercised	—	—	—	—	—	—
Cancelled	(974,625)	(1,385,625)	(200,000)	—	(2,560,250)	5.00
Outstanding, end of period	5,009,125	4,598,125	200,000	300,000	10,107,250	5.00

Average Remaining Contractual Life (years)	7.22	7.26	6.77	7.35
Number of options exercisable	2,692,500	—	—	300,000	2,992,500

April 1, 2007 - June 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	6,665,625	6,665,625	400,000	300,000	14,031,250	5.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(111,250)	(111,250)	—	—	(222,500)	5.00
Outstanding, end of period	6,554,375	6,554,375	400,000	300,000	13,808,750	5.00

January 1, 2008 - June 30, 2008	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	6,075,625	6,075,625	400,000	300,000	12,851,250	5.00
Granted	5,625	5,625	—	—	11,250	5.00
Exercised	—	—	—	—	—	—
Cancelled	(1,072,125)	(1,483,125)	(200,000)	—	(2,755,250)	5.00
Outstanding, end of period	5,009,125	4,598,125	200,000	300,000	10,107,250	5.00

Average Remaining Contractual Life (years)	7.22	7.26	6.77	7.35
Number of options exercisable	2,692,500	—	—	300,000	2,992,500

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

January 1, 2007 - June 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting	Total Number of Options	Weighted Average Exercise Price
Number of options:
Outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000	15,757,250	5.00
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(646,250)	(1,302,250)	—	—	(1,948,500)	5.00
Outstanding, end of period	6,554,375	6,554,375	400,000	300,000	13,808,750	5.00

Although 2,692,500 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

The Company has determined that the total stock-based awards expense for awards granted to employees, using the Black-Scholes method for the 2006 Options and 2007 Options, was $485 in the three month period ended June 30, 2008 (three month period ended June 30, 2007 - $488) and $902 in the six month period ended June 30, 2008 (six month period ended June 30, 2007 - $1,272).   The determination of total stock-based awards was adjusted for options that have been cancelled and/or are not expected to vest.

NOTE 14: COMMITMENTS AND CONTINGENCIES

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.  The leases generally contain provisions for one to three renewal options of five years each.  Future minimum payments, in the twelve month periods ending June 30, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2009	$26,531
2010	19,788
2011	15,292
2012	10,686
2013	9,131
Thereafter	23,749
$105,177

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises.  The maximum amount of these indemnifications cannot be reasonably estimated due to their nature.  Historically, the Company has not made any significant payments relating to such indemnifications.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties.  The maximum amounts from these indemnifications cannot be reasonably estimated.  In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications.  Historically, the Company has not made significant payments relating to these types of indemnifications.

Operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (“EPA”) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which the company measures and controls the emissions from manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. The Company anticipates the cost of complying with the amended rules would require the Company to spend between $37,000 and $45,000 in addition to the $8,700 already spent.

The Company is involved in various claims and legal actions.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTE 15: OTHER EXPENSE, NET

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007

Restructuring and severance (a)	$6,872	$10,679
Impairment of property, plant and equipment (b)	5,098	2,620
(Gain) loss on disposal of property, plant and equipment (c)	(1,384)	228
Other (d)	806	(3,047)
	$11,392	$10,480

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007

Restructuring and severance (a)	$12,394	$11,609
Impairment of property, plant and equipment (b)	5,920	2,620
(Gain) loss on disposal of property, plant and equipment (c)	(1,332)	950
Other (d)	841	(2,856)
	$17,823	$12,323

(a)  Restructuring and severance expenses:

The restructuring and severance expense for the three and six month periods ended June 30, 2008 relates to costs incurred in connection with the closure and consolidation of manufacturing sites as well as reductions in salaried workforce.  During the six month period ended June 30, 2008, the Company permanently closed two manufacturing sites and consolidated manufacturing activities from three sites into other existing sites.  The restructuring and severance expense for the three month and six month periods ended June 30, 2007 relates principally to closures announced by the Company as a result of a customer transferring significant business to a competitor.  During the six month period ended June 30, 2007, the Company announced the closure of four manufacturing facilities in the United States, significantly curtailed activities at two

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

additional manufacturing facilities in the United States, one of which was subsequently disposed of.  In addition, the Company closed an interior door manufacturing facility in Canada and reduced the workforce at manufacturing sites in the United States and Ireland.  Also included are severance benefits for certain former senior executives of the Company.

The following tables detail the activity in the accrued restructuring liability for the six month period ended June 30, 2008 and June 30, 2007:

	Provision December 31, 2007	Provision	Payments	Provision June 30, 2008
Reduction in staff levels 2006	$1,048	$(190)	$456	$402
Executive and management compensation	3,096	67	1,996	1,167
Facility closures and reductions as a result of lost business	5,861	2,369	2,447	5,783
Capacity rationalization due to housing market slowdown	5,383	4,598	5,498	4,483
Woodbridge, Ontario plant closure	34	—	34	—
Reduction in staff levels 2007	2,248	132	1,669	711
Reduction in staff levels 2008	—	5,510	3,464	2,045
	$17,669	$12,486	$15,565	$14,590

	Provision December 31, 2007	Provision	Payments	Provision June 30, 2008
North America	$14,901	$11,007	$12,631	$13,277
Europe and Other	2,768	1,479	2,934	1,313
	$17,669	$12,486	$15,565	$14,590

	Provision December 31, 2006	Provision	Payments	Provision June 30, 2007
Reduction in staff levels 2006	$4,899	$71	$2,630	$2,340
Executive and management compensation	6,679	2,358	3,913	5,124
Facility closures and reductions as a result of lost business	—	9,478	3,177	6,301
Woodbridge, Ontario plant closure	130	—	44	86
	$11,708	$11,907	$9,764	$13,851

	Provision December 31, 2006	Provision	Payments	Provision June 30, 2007
North America	$11,708	$11,037	$9,764	$12,981
Europe and Other	—	870	—	870
	$11,708	$11,907	$9,764	$13,851

Included in the provision column in the table above for the six month period ended June 30, 2008 is $92 in charges related to the accretion of a previously discounted severance liability.  The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

(b)  Impairment of property, plant and equipment:

As a result of the decision to close and consolidate certain facilities, the Company tested related property, plant and equipment for impairment.  After determining that the undiscounted cash flows were lower than the carrying value for these fixed assets, the Company used a discounted cash flow approach to determine the impairment charge required to reduce the carrying value of these fixed assets to their net realizable value.

(c)  Loss on disposal of property, plant and equipment:

For the three month period ended June 30, 2008, the Company disposed of assets held for sale, idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $3,882 (three month period ended June 30, 2007 - $106). The disposal of these assets resulted in a net gain of $1,384 (three month period ended June 30, 2007 - $228), which is included in other expense, net.  For the six month period ended June 30, 2008, the Company disposed of assets held for sale, idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $3,939 (six month period ended June 30, 2007 - $191). The disposal of these assets resulted in a net gain of $1,332 (six month period ended June 30, 2007 - $950), which is included in other expense, net

(d)  Other:

These costs are related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar as well as professional fees related to ongoing negotiations regarding an amendment to the Credit Agreement.

NOTE 16: INCOME TAXES

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Current	$2,855	$3,663
Future	(38,132)	(10,927)
	$(35,277)	$(7,264)

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Current	$4,992	$6,426
Future	(45,577)	(16,457)
	$(40,585)	$(10,031)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $112,518 is required in respect of its future income tax assets as at June 30, 2008 (December 31, 2007 - $50,994). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 17:  SUPPLEMENTAL CASH FLOW INFORMATION

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Transactions involving cash:
Interest paid	$62,982	$68,983
Interest received	1,998	3,324
Income taxes paid	2,162	4,652
Income tax refunds	1,079	1,862

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Transactions involving cash:
Interest paid	$85,384	$94,648
Interest received	2,342	6,848
Income taxes paid	4,514	6,424
Income tax refunds	1,103	2,823

NOTE 18: SEGMENTED INFORMATION

The senior management team has established the practice of reviewing performance measurement of each geographic segment based on the measures of sales and operating EBITDA. Operating EBITDA is defined as net income (loss) plus depreciation, amortization, interest, income taxes, other expense and non-controlling interest. Senior management feels that operating EBITDA, from an operations standpoint, provides a better way to measure and assess performance as it is more comprehensive and inclusive. Operating EBITDA generally provides a lower absolute measure of performance as compared to Adjusted EBITDA.  Adjusted EBITDA is a financial measure defined by Masonite’s Credit Agreement and allows for certain expenses incurred to be added back for the purpose of the measure.

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Geographic segment data
Sales:
North America	$328,541	$424,697
Europe and Other	188,177	178,834
Intersegment	(8,966)	(14,594)
	507,752	588,937
Operating EBITDA:
North America	29,589	62,599
Europe and Other	16,528	26,034
	46,117	88,634

Depreciation	21,050	23,959
Amortization of intangible assets	7,077	8,897
Interest	99,202	44,995
Impairment of goodwill and intangible assets	630,331	—
Other expense, net	11,392	10,480
Income taxes (recovery)	(35,277)	(7,264)
Non-controlling interest	902	2,128
	734,677	83,195
Net (loss) income	$(688,560)	$5,439

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Geographic segment data
Sales:
North America	$626,986	$836,537
Europe and Other	365,491	349,404
Intersegment	(20,328)	(27,633)
	972,148	1,158,308
Operating EBITDA:
North America	55,570	113,038
Europe and Other	37,246	49,140
	92,816	162,178

Depreciation	43,138	46,615
Amortization of intangible assets	14,156	17,792
Interest	142,267	89,815
Impairment of goodwill and intangible assets	630,331	—
Other expense, net	17,823	12,323
Income taxes (recovery)	(40,585)	(10,031)
Non-controlling interest	1,891	3,253
	809,021	159,767
Net (loss) income	$(716,205)	$2,411

	June 30, 2008	December 31, 2007
Identifiable assets:
North America	$1,391,647	$1,921,318
Europe and Other	626,765	595,558
Corporate assets, including cash	280,481	143,176
	$2,298,893	$2,660,052

The Company derives revenue from two major product lines, interior and exterior products as follows:

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Sales:
Interior products	$354,980	$404,266
Exterior products	152,772	184,671
	$507,752	$588,937

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Sales:
Interior products	$698,157	$805,049
Exterior products	273,991	353,259
	$972,148	$1,158,308

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

The Company does not review or analyze its two major product lines below sales other than with respect to sales information.

Information about geographic areas, exceeding 10% of consolidated sales, is as follows:

	April 1, 2008 – June 30, 2008	April 1, 2007 – June 30, 2007
Sales to all external customers from facilities in:
Canada	$81,308	$94,271
United States	230,918	314,748
United Kingdom	44,876	56,163
France	57,422	45,353

	January 1, 2008 – June 30, 2008	January 1, 2007 – June 30, 2007
Sales to all external customers from facilities in:
Canada	$150,158	$171,258
United States	443,482	627,501
United Kingdom	95,024	111,828
France	110,515	90,650

Additional segmented information regarding long-lived assets, exceeding 10% of consolidated property, plant and equipment, and goodwill, is as follows:

	June 30, 2008	December 31, 2007
Property, plant and equipment:
Canada	$81,170	$86,838
United States	347,654	359,763
Other	11,534	11,629
North America	$440,358	$458,230

Ireland	$134,082	$129,531
Other	211,747	224,714
Europe and Other	345,829	354,245
	$786,187	$812,475

Goodwill:
Canada	$156,362	$145,790
United States	90,250	561,600
North America	$246,612	$707,390
Europe and Other	62,440	61,040
	$309,052	$768,430

Total sales to one customer within the North American segment for the three month period ending June 30, 2008 was $76,395 (three month period ended June 30, 2007 - $131,292). Total sales to this customer within the North American segment for the six month period ending June 30, 2008 was $148,366 (six month period ended June 30, 2007 - $271,325).  Included in accounts receivable are balances owing from this customer of $57,464, at June 30, 2008 (December 31, 2007 - $21,336).

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 19: RELATED PARTY TRANSACTIONS

The Company has an agreement to pay Kohlberg Kravis Roberts & Co. L.P. (“KKR”)  annual management fees of $2,000 for services provided, which are payable quarterly in advance and may be increased up to 5% each year.  For the three month period ended June 30, 2008, the Company paid KKR fees of $584 (three month period ended June 30, 2007 - $488) and for the six month period ended June 30, 2008, the Company paid KKR fees of $1,163 (six month period ended June 30, 2007 - $1,053) in accordance with the management fee agreement.

In addition, the Company has engaged KKR Capstone (“Capstone”) on a per-diem basis for management consulting services.  For the three month period ended June 30, 2008, the Company paid Capstone fees of $171 (three month period ended June 30, 2007 - $800) and for the six month period ended June 30, 2008, the Company paid Capstone fees of $560 (six month period ended June 30, 2007 - $1,366)   for management consulting services.  Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, prior to January 1, 2007, KKR had provided financing to Capstone.

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 20: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value of financial assets and liabilities

The Company’s financial assets and liabilities consist primarily of cash and cash equivalents, accounts receivable, interest rate swaps, accounts payable and accrued expenses and long-term debt.  The following table sets out the Company’s classification based on the measurement categories set out in the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and the carrying amount for each of its financial assets and liabilities as at June 30, 2008.

	Held for trading	Loans and Receivables	Other financial liabilities	Total carrying amount

Asset (liability)

Cash and cash equivalents	$241,397	$—	$—	$241,397
Accounts receivable	—	348,248	—	348,248
Interest rate swaps (i)	(7,165)	—	—	(7,165)
Accounts payable and accrued expenses (ii)	—	—	(330,391)	(330,391)
Bank indebtedness	—	—	(355,342)	(355,342)
Debt due on demand (iii)	—	—	(1,909,606)	(1,909,606)
Debt (iv)	—	—	(11,576)	(11,576)
	$234,232	$348,248	$(2,606,915)	$(2,024,435)

(i)	Interest rate swaps included in Accounts payable and accrued expenses on the balance sheet.

(ii)	Accounts payable and accrued expenses exclude the interest rate swaps for the purpose of this table.

(iii)	Includes $1,139,750 of senior secured credit facilities and $769,856 of senior subordinated notes.

(iv)	Includes current portion of debt of $9,737 and the long-term portion of $1,839.

(v)	Excluded from the table above is a loan receivable from the Company’s parent. Its carrying value is $18,898 at June 30, 2008. There is not an identifiable market for this asset.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

The fair values of financial assets and liabilities, together with carrying amounts, shown in the balance sheet as at June 30, 2008 and December 31, 2007, are as follows:

	June 30, 2008		December 31, 2007
	Carrying Amount	Fair value	Carrying Amount	Fair value
Asset (liability)

Cash and cash equivalents (i)	$241,397	$241,397	$41,754	$41,754
Accounts receivable (i)	348,248	348,248	264,931	264,931
Interest rate swaps (ii)	(7,165)	(7,165)	(3,225)	(3,225)
Accounts payable and accrued expenses (iii)	(330,391)	(330,391)	(321,898)	(321,898)
Bank indebtedness	(355,342)	(355,342)	(17,615)	(17,615)
Debt due on demand (iv)	(1,909,606)	(1,524,181)	—	—
Debt (v)	(11,576)	(11,576)	(1,873,423)	(1,659,839)
	$(2,024,435)	$(1,639,010)	$(1,909,476)	$(1,695,892)

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

The fair values of financial instruments are calculated on the basis of information available on the balance sheet date using the following methods:

(i)  The fair value of cash and cash equivalents and accounts receivable approximates their carrying amounts due to the short- term nature of the instruments.

(ii)  The fair value of the interest rate swaps is measured based on the difference between the contracted or fixed rate of 4.22% and the forward swap rates obtained from the counterparty at the balance sheet date.  The value of the swap is implicitly discounted utilizing the forward swap rates.  The forward swap rates utilize 3-month US LIBOR and range from 2.86% to 4.13% between the balance sheet date and January 26, 2010 (date of final rate adjustment prior to full amortization of the notional amount).  The carrying value of the swaps are recorded within the Accounts payable and accrued expenses on the face of the balance sheet.

(iii)  The fair value of accounts payable and accrued expenses approximates their carrying amounts due to the short-term nature of the instruments.

(iv)  The fair value of the Company’s Debt due on demand is determined by reference to the trading value established by the market.

(v)  Includes current portion of debt of $9,737 and the long-term portion of $1,839.  This debt principally consists of bank debt in foreign subsidiaries.  Fair value approximates the face value due to the short term nature of these instruments and the lack of an identifiable market for these instruments.

(b) Risk Management

The Company is exposed to a number of risks as a result of holding financial instruments.  These risks include credit risk, liquidity risk, interest rate risk and currency risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to meet its contractual obligations.  The Company does not believe it is subject to significant concentration of credit risk on its

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

accounts receivable and cash and cash equivalents balances.  The carrying amount of accounts receivable and cash and cash equivalent balances represents the maximum credit exposure.

(i) Cash and cash equivalents include cash held through major U.S. and International financial institutions and short-term investments.  As at June 30, 2008, the Company had a total principal amount invested of $206,572 in U.S. dollar short term investments with a maturity of 90 days or less and a credit rating of “AAA”.   The Company’s Credit Agreement defines these types of investments as acceptable.   The Company does not expect the counterparties to fail to meet their obligations.

(ii) Accounts receivable

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company.  The Company had credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.  The Company evaluates the collectability of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected.  The allowance for doubtful accounts as at June 30, 2008 was $4,767 (December 31, 2007 - $5,010).  The total percentage of past due accounts at June 30, 2008 was 10.8%.  As at June 30, 2008, 84% of the past due balances were less than 120 days past due.

Analysis of trade accounts receivable aging

June 30, 2008

Current	$302,315
1-29 Days	18,956
30-59 Days	7,221
60-89 Days	2,719
90-119 Days	2,121
120 + Days	5,727
Total	$339,059

Credit loss detail

June 30, 2008

Balance, beginning of period	$5,010
Foreign exchange impact	339
Provision for credit losses	983
Recoveries	(66)
Write-offs	(1,499)
Balance, end of period	$4,767

(iii) There is no immediate credit risk related to the interest rate swaps liability of $7,165 recorded in Note 10 Accounts Payable and Accrued Expenses.  However, in the future, should the swaps become an asset to the Company, there is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement.  The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation.  At June 30, 2008, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Inherent in a highly leveraged company is the requirement to pay substantial interest costs on an on-going basis.  The Company manages liquidity risk through regular cash-flow forecasting in conjunction with an adequate revolving credit facility.

As at June 30, 2008, the Company has accounts payable and accrued expenses of $330,391 (excluding the interest rate swap liability) which fall due for payment within one year of the balance sheet date and current debt obligations of $1,909,606 which are due on demand.  Refer to Note 8 Bank Indebtedness and Note 9 Debt for further detail.

	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total

Accounts payable and accrued expenses	$330,391	$—	$—	$—	$—	$—	$330,391
Bank indebtedness	355,342						355,342
Debt due on demand	1,909,606						1,909,606
Debt	9,737	1,024	815				11,576
Interest rate swaps	6,287	878					7,165
	$2,611,363	$1,902	$815	$—	$—	$—	$2,614,080

Interest Rate Risk

Interest rate risk is the risk that earnings will fluctuate as a result of changes in market interest rates.

i) Bank indebtedness and Debt

The variable nature (interest rate) of approximately 60% of the Company’s long-term debt exposes the Company to significant uncertainty regarding interest costs.  However, the Company utilizes certain financial instruments, principally interest rate swap contracts to manage the risk associated with fluctuations in interest rates.  As at the balance sheet date, $600,000 of notional debt was covered by a fixed for floating interest rate swap agreement.  The non-hedged portion of variable rate long-term debt of $539,750 (June 30, 2007 – $248,563) exposes the Company to interest rate risk.  Specifically, had 3-month U.S. LIBOR differed by 50 basis points during the second quarter of 2008, interest expense for the 3 months ended June 30, 2008 would have differed by $918.  The remaining 40% of the Company’s debt bears interest at a fixed rate.  Additionally, as the Company is not currently in compliance with two of the affirmative covenants contained within the Credit Agreement, the lenders could potentially charge a Prime Rate of interest rather than LIBOR.   The current spread between the U.S. Prime Rate and Masonite’s average contractually set LIBOR rate is 2.2%.  This equates to additional interest charges of approximately $4,400 per quarter.

ii) Cash and cash equivalents

The Company is exposed to interest rate fluctuations on its cash and cash equivalents balance, which at June 30, 2008 totalled $241,397, (December 31, 2007 – $41,754).  A change of 50 basis points in the market interest rate would have had an approximate impact on interest income of $243 for the three months ended June 30, 2008.

Foreign currency exchange risk

Foreign currency exchange risk is the risk that the fair value of recognized assets and liabilities or future cash flows will fluctuate as a result of changes in foreign exchange rates.

The Company utilizes certain financial instruments, principally forward currency exchange contracts to manage the risk associated with fluctuations in currency exchange rates.  Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

The Company has exposure to movements in foreign currency rates when transactions are undertaken by foreign subsidiaries in currencies other than their functional currency.  These transactions could be sales, purchases of materials or services or financing transactions.  Realized and unrealized gains and losses on these transactions are recorded in the statement of operations.  As at June 30, 2008, there were no forward currency exchange contracts representing a material liability or asset outstanding.  The existing foreign currency forward contracts are not currently designated as hedging instruments for accounting purposes.

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at June 30, 2008:

	Average Rate	Notional Amount (USD)	Fair Value	Year of Settlement
	(1)	(2)
Forwards (Sell/ Purchase)
GBP/EUR	0.7901	$21,791	$37	2008
ZAR/USD	8.1633	154	(0)	2008
USD/ZAR	0.1239	3,323	(20)	2008
GBP/ZAR	0.0636	114	(2)	2008
ZAR/EUR	12.615	3,137	33	2008
EUR/ZAR	0.0810	70	(2)	2008
Total		$28,589	$46

(1) Rates are expressed as the number of units of the currency sold for one unit of currency bought.

(2) Exchange rates as at June 30, 2008 were used to translate amounts in foreign currencies.

The following outlines the exchange rates applied at the end of the reporting period:

June 30, 2008 Rate

GBP TO USD	1.9700
ZAR TO USD	0.1267
EUR TO USD	1.5600

The following table shows the company’s exposure to exchange risk and the pre-tax effects on income and other comprehensive income (“OCI”) of reasonably possible changes in the relevant foreign currency (relative to the US dollar).  The analysis assumes all other variables remain constant.

	Foreign Exchange Risk
	5% increase in $US		5% decrease in $US
	Income	OCI	Income	OCI

Held for Trading investments
Trade Receivables	$(1,861)	$(8,079)	$1,861	$8,079
Trade Payables	810	2,708	(810)	(2,708)
Derivative Instruments
Forward currency contracts	(1,260)		1,260
Total	$(2,311)	$(5,371)	$2,311	$5,371

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

NOTE 21: CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to provide for (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures and new growth initiatives.  The Company defines its capital as the aggregate of net debt and shareholder’s equity.  Net debt consists of interest-bearing debt less cash and cash equivalents and excludes any unamortized deferred financing costs.

The Company manages capital principally by monitoring the leverage ratio contained in the Company’s Credit Agreement.  This ratio is described in Note 9 Debt.  The Company regularly monitors current and forecasted debt levels and debt covenant compliance.  Generally, the most significant financing restrictions relate to the maintenance of certain financial ratios.  These financial ratios are primarily linked to trailing Adjusted EBITDA.  The Company must maintain a ratio below 7.00x of net debt to Adjusted EBITDA from January 1, 2008 to June 30, 2008, 6.80x for July 1, 2008 to September 30, 2008, and 6.50x for October 1, 2008 to December 31, 2008.  The Company must also maintain a ratio above 1.65x of Adjusted EBITDA to interest expense as defined in the Credit Agreement for January 1, 2008 to September 30, 2008 and 1.75x for October 1, 2008 to December 31, 2008.  Failure to meet the terms of one or more of the covenants contained in the Company’s Credit Agreement may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.  As at June 30, 2008, the Company was not in compliance with the required ratios.

	June 30, 2008	December 31, 2007

Bank indebtedness	$354,492	$16,987
Debt due on demand	1,909,606	—
Debt, including the current portion	11,576	1,934,463
Plus:
Value of Interest rate swaps	7,165	3,225
Other debt	1,469	1,483
Less:
Cash and cash equivalents	239,434	41,201
Net Debt	$2,044,874	$1,914,958

	July 1, 2007 – June 30, 2008	January 1, 2007 – December 31, 2007

Net Loss	$(1,021,507)	$(302,891)
Plus:
Interest	230,671	178,219
Incomes taxes	(102,783)	(72,229)
Depreciation	88,363	91,840
Amortization of intangible assets	31,944	35,580
Non-controlling interest	6,785	8,147
Impairment of goodwill and intangibles	934,131	303,800
Defined adjustments under our Credit Agreement	80,259	76,893
Adjusted EBITDA	$247,863	$319,359

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars, except share and option information)

	July 1, 2007 – June 30, 2008		January 1, 2007 – December 31, 2007

Total Net Debt	$2,044,874		$1,914,958
Adjusted EBITDA	247,863		319,359
Net Debt : Adjusted EBITDA	8.25	x	6.00	x

	July 1, 2007 – June 30, 2008		January 1, 2007 – December 31, 2007

Adjusted EBITDA	$247,863		$319,359
Cash interest expense	163,895		167,487
Adjusted EBITDA : Interest expense	1.51	x	1.91	x

The following table provides a reconciliation of total interest expense to cash interest expense.

	July 1, 2007 – June 30, 2008	January 1, 2007 – December 31, 2007

Total Interest expense	$230,671	$178,219
Deferred financing fees	(66,593)	(10,136)
Interest accretion and other	(183)	(596)
Cash interest expense	$163,895	$167,487

NOTE 22: CONSOLIDATING FINANCIAL INFORMATION

Masonite International Inc. (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement.  The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”) are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”).  The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three month periods ended June 30, 2008 and June 30, 2007 is presented consistent with Article 3-10(d) of Regulation S-X.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended June 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$96,812	$238,818	$99,612	$(45,587)	$389,655	$138,744	$(20,647)	$507,752
Cost of sales	—	80,717	201,581	89,721	(45,587)	326,432	111,222	(20,647)	417,007
	—	16,095	37,237	9,891	—	63,223	27,522	—	90,745

Selling, general and administration expenses	—	4,701	23,481	4,240	—	32,422	12,206	—	44,628
Depreciation and amortization	—	3,043	14,513	4,748	—	22,304	5,823	—	28,127
Impairment of goodwill and intangible assets	—	48,296	576,360	—	—	624,656	5,675	—	630,331
Interest	—	48,360	58,152	(763)	—	105,749	(6,547)	—	99,202
Loss (income) from equity investments	688,560	1,540	(2,646)	—	(688,384)	(930)	—	930	—
Other expense, net	—	1,437	3,247	710	—	5,394	5,998	—	11,392

(Loss) income before income taxes and non-controlling interest	(688,560)	(91,282)	(635,870)	956	688,384	(726,372)	4,367	(930)	(722,935)

Income taxes (recovery)	—	(1,052)	(36,367)	(393)	—	(37,812)	2,535	—	(35,277)
Non controlling interest	—	—	—	—	—	—	—	902	902

Net (loss) income	$(688,560)	$(90,230)	$(599,503)	$1,349	$688,384	$(688,560)	$1,832	$(1,832)	$(688,560)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$122,313	$320,054	$119,173	$(62,915)	$498,625	$116,794	$(26,482)	$588,937
Cost of sales	—	96,222	254,048	97,999	(62,915)	385,354	88,182	(26,482)	447,054
	—	26,091	66,006	21,174	—	113,271	28,612	—	141,883

Selling, general and administration expenses	—	6,765	30,689	4,785	—	42,239	11,010	—	53,249
Depreciation and amortization	—	3,602	19,651	4,826	—	28,079	4,621	156	32,856
Interest	—	21,158	29,634	(232)	—	50,560	(5,565)	—	44,995
(Income) loss from equity investments	(5,439)	(19,111)	(2,591)	—	14,092	(13,049)	—	13,049	—
Other expense	—	3,494	6,636	922	—	11,052	(572)	—	10,480

Income (loss) before income taxes and non-controlling interest	5,439	10,183	(18,013)	10,873	(14,092)	(5,610)	19,118	(13,205)	303

Income taxes	—	(6,559)	(6,478)	1,988	—	(11,049)	3,824	(39)	(7,264)
Non controlling interest	—	—	—	—	—	—	—	2,128	2,128

Net income (loss)	$5,439	$16,742	$(11,535)	$8,885	$(14,092)	$5,439	$15,294	$(15,294)	$5,439

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the six month period ended June 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Sales	$—	$181,570	$457,037	$201,134	$(86,767)	$752,974	$259,732	$(40,558)	$972,148
Cost of sales	—	154,567	379,895	176,998	(86,767)	624,693	206,833	(40,558)	790,968
	—	27,003	77,142	24,136	—	128,281	52,899	—	181,180

Selling, general and administration expenses	—	9,700	47,328	8,163	—	65,191	23,173	—	88,364
Depreciation and amortization	—	6,634	29,653	9,471	—	45,758	11,536	—	57,294
Impairment of goodwill and intangible assets	—	48,296	576,360	—	—	624,656	5,675	—	630,331
Interest	—	69,804	86,475	(1,274)	—	155,005	(12,738)	—	142,267
Loss (income) from equity investments	716,205	(15,362)	(4,388)	—	(710,185)	(13,730)	—	13,730	—
Other expense, net	—	3,381	7,240	1,590	—	12,211	5,612	—	17,823

(Loss) income before income taxes and non-controlling interest	(716,205)	(95,450)	(665,526)	6,186	710,185	(760,810)	19,641	(13,730)	(754,899)

Income taxes (recovery)	—	1,697	(46,546)	244	—	(44,605)	4,020	—	(40,585)
Non controlling interest	—	—	—	—	—	—	—	1,891	1,891

Net (loss) income	$(716,205)	$(97,147)	$(618,980)	$5,942	$710,185	$(716,205)	$15,621	$(15,621)	$(716,205)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the six month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$232,280	$642,457	$238,451	$(129,695)	$983,493	$224,633	$(49,818)	$1,158,308
Cost of sales	—	189,967	510,675	197,298	(129,695)	768,245	171,041	(49,818)	889,468
	—	42,313	131,782	41,153	—	215,248	53,592	—	268,840

Selling, general and administration expenses	—	13,021	62,435	9,616	—	85,072	21,590	—	106,662
Depreciation and amortization	—	7,152	36,761	9,563	—	53,476	10,618	313	64,407
Interest	—	43,031	59,132	(428)	—	101,735	(11,920)	—	89,815
(Income) loss from equity investments	(2,411)	(36,492)	(5,022)	—	19,149	(24,776)	—	24,776	—
Other expense	—	3,602	8,166	954	—	12,722	(399)	—	12,323

Income (loss) before income taxes and non-controlling interest	2,411	11,999	(29,690)	21,448	(19,149)	(12,981)	33,703	(25,089)	(4,367)

Income taxes	—	(9,100)	(10,777)	4,485	—	(15,392)	5,591	(230)	(10,031)
Non controlling interest	—	—	—	—	—	—	—	3,253	3,253

Net income (loss)	$2,411	$21,099	$(18,913)	$16,963	$(19,149)	$2,411	$28,112	$(28,112)	$2,411

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

June 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$162,196	$49,479	$4,524	$—	$216,199	$25,198	$—	$241,397
Accounts receivable	—	51,198	119,570	61,970	—	232,738	115,510	—	348,248
Intercompany receivable	—	7,120	19,463	22,228	(39,940)	8,871	12,360	(21,231)	—
Inventories	—	45,647	117,054	59,173	—	221,874	74,596	—	296,470
Income tax recoverable	—	—	—	1,726	—	1,726	50	—	1,776
Prepaid expenses	—	4,161	6,611	5,399	—	16,171	4,574	—	20,745
Assets held for sale	—	1,816	—	3,517	—	5,333	—	—	5,333
Current future income taxes	—	2,532	22,934	543	—	26,009	9,993	—	36,002
	—	274,670	335,111	159,080	(39,940)	728,921	242,281	(21,231)	949,971

Property, plant and equipment	—	46,561	331,262	205,521	—	583,344	202,843	—	786,187
Goodwill	—	135,358	90,617	24,740	—	250,715	47,769	10,568	309,052
Intangible assets	—	141,033	47,424	9,078	—	197,535	17,808	—	215,343
Investments and advances	(407,623)	819,243	152,708	208,148	(904)	771,572	162,815	(934,387)	—
Other assets	—	18,229	573	233	—	19,035	252	—	19,287
Long-term future income taxes	—	—	—	(129)	—	(129)	19,182	—	19,053
	$(407,623)	$1,435,094	$957,695	$606,671	$(40,844)	$2,550,993	$692,950	$(945,050)	$2,298,893

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$250,000	$86,016	$—	$—	$336,016	$19,326	$—	$355,342
Accounts payables and accrued expenses	—	66,904	137,048	46,147	—	250,099	87,457	—	337,556
Intercompany payable	—	12,509	20,159	19,639	(39,940)	12,367	8,864	(21,231)	—
Income taxes payable	—	2,841	8,928	859	—	12,628	3,516	—	16,144
Current future income taxes	—	—	384	418	—	802	1,210	—	2,012
Debt due on demand	—	927,762	981,844	—	—	1,909,606	—	—	1,909,606
Current portion of debt	—	768	80	61	—	909	8,828	—	9,737
	—	1,260,784	1,234,459	67,124	(39,940)	2,522,427	129,201	(21,231)	2,630,397

Debt	—	—	235,121	56,424	—	291,545	62,888	(352,594)	1,839
Long-term future income taxes	—	31,294	25,599	11,894	—	68,787	29,528	—	98,315
Other long-term liabilities	—	1,149	20,472	8,008	—	29,629	6,404	—	36,033
	—	1,293,227	1,515,651	143,450	(39,940)	2,912,388	228,021	(373,825)	2,766,584

Non-controlling interest	—	—	—	—	—	—	—	28,188	28,188

Shareholders’ equity	(407,623)	141,867	(557,956)	463,221	(904)	(361,395)	464,929	(599,413)	(495,879)
	$(407,623)	$1,435,094	$957,695	$606,671	$(40,844)	$2,550,993	$692,950	$(945,050)	$2,298,893

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Balance Sheet

December 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$4,814	$3,329	$7,549	$—	$15,692	$26,062	$—	$41,754
Accounts receivable	—	51,551	49,239	69,662	—	170,452	94,479	—	264,931
Intercompany receivable	—	37,416	22,854	26,514	(71,376)	15,408	11,355	(26,763)	—
Inventories	—	50,322	113,890	62,498	—	226,710	69,121	—	295,831
Income tax recoverable	—	395	—	477	—	872	912	—	1,784
Prepaid expenses	—	2,965	4,186	3,589	—	10,740	4,413	—	15,153
Assets held for sale	—	—	1,849	—	—	1,849	—	—	1,849
Current future income taxes	—	3,603	22,013	2,561	—	28,177	11,211	—	39,388
	—	151,066	217,360	172,850	(71,376)	469,900	217,553	(26,763)	660,690

Property, plant and equipment	—	51,576	342,454	207,168	—	601,198	211,277	—	812,475
Goodwill	—	135,354	561,967	24,836	—	722,157	26,548	19,725	768,430
Intangible assets	—	192,479	161,924	9,768	—	364,171	9,258	4,568	377,997
Investments and advances	197,601	774,970	109,843	186,241	(598,440)	670,215	241,170	(911,385)	—
Other assets	—	17,846	2,162	249	—	20,257	244	—	20,501
Long-term future income taxes	—	—	—	1,513	—	1,513	18,446	—	19,959
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$—	$—	$—	$—	$17,615	$—	$17,615
Trade payable and accrued expenses	—	66,295	129,754	57,229	—	253,278	71,845	—	325,123
Intercompany payable	—	17,111	51,537	20,097	(71,376)	17,369	9,394	(26,763)	—
Income taxes payable	—	2,817	8,924	261	—	12,002	3,054	—	15,056
Current future income taxes	—	—	—	—	—	—	2,093	—	2,093
Current portion debt	—	6,293	5,956	61	—	12,310	8,467	—	20,777
	—	92,516	196,171	77,648	(71,376)	294,959	112,468	(26,763)	380,664

Debt	—	896,268	1,181,970	56,828	—	2,135,066	76,296	(358,716)	1,852,646
Long-term future income taxes	—	31,241	72,043	15,667	—	118,951	27,676	914	147,541
Long-term liabilities	—	260	18,581	8,488	—	27,329	11,617	—	38,946
	—	1,020,285	1,468,765	158,631	(71,376)	2,576,305	228,057	(384,565)	2,419,797

Non-controlling interest	—	—	—	—	—	—	—	42,654	42,654

Shareholders’ equity	197,601	303,006	(73,055)	443,994	(598,440)	273,106	496,439	(571,944)	197,601
	$197,601	$1,323,291	$1,395,710	$602,625	$(669,816)	$2,849,411	$724,496	$(913,855)	$2,660,052

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended June 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(688,560)	$(90,230)	$(599,503)	$1,349	$688,384	$(688,560)	$1,832	$(1,832)	$(688,560)
Items not involving cash:	—	—	—	—	—	—	—
Depreciation and amortization	—	3,043	14,513	4,748	—	22,304	5,823	—	28,127
Non-cash interest expense	—	27,836	30,707	—	—	58,543	—	—	58,543
Impairment of property, plant and equipment	—	—	—	—	—	—	5,098	—	5,098
Impairment of goodwill and intangible assets	—	48,294	576,360	—	—	624,654	5,677	—	630,331
Loss (gain) on sale of property, plant and equipment	—	197	(1,554)	(2)	—	(1,359)	(24)	—	(1,383)
Loss (income) from equity investments	688,560	1,540	(2,646)	—	(688,384)	(930)	—	930	—
Share based awards	—	—	485	—	—	485	—	—	485
Future income taxes	—	(1,060)	(36,252)	(419)	—	(37,731)	(401)	—	(38,132)
Pension and post retirement expense (income) and funding, net	—	—	80	(74)	—	6	(150)	—	(144)
Unrealized foreign exchange losses (gains)	—	440	(1)	(74)	—	365	(129)	—	236
Non-controlling interest	—	—	—	—	—	—	—	902	902

Change in non-cash operating working capital:
Accounts receivable	—	(7,570)	(64,889)	8,850	—	(63,609)	(2,765)	—	(66,374)
Inventories	—	(224)	(3,429)	973	—	(2,680)	(843)	—	(3,523)
Income taxes recoverable	—	391	—	(1,245)	—	(854)	617	—	(237)
Income taxes payable	—	(13)	(214)	774	—	547	389	914	1,850
Prepaid expenses	—	(12)	(1,326)	(771)	—	(2,109)	(110)	—	(2,219)
Accounts payable and accrued expenses	—	(11,838)	3,138	(3,388)	—	(12,088)	6,070	—	(6,018)
Intercompany receivable	—	33,647	767	(1,456)	(31,928)	1,030	5,895	(6,925)	—
Intercompany payable	—	(448)	(38,735)	1,330	31,928	(5,925)	(1,000)	6,925	—
	—	3,993	(122,499)	10,595	—	(107,911)	25,979	914	(81,018)
Financing activities
Change in bank and other indebtedness	—	213,000	23,220	(426)	—	235,794	37	—	235,831
Repayment of long-term debt	—	(1,470)	(1,476)	(863)	—	(3,809)	(2,420)	2,863	(3,366)
	—	211,530	21,744	(1,289)	—	231,985	(2,383)	2,863	232,465
Investing activities
Proceeds from sale of property, plant and equipment	—	3,079	3,764	—	(3,050)	3,793	89	—	3,882
Additions to property, plant and equipment	—	(2,541)	(4,483)	(698)	3,050	(4,672)	(1,523)	—	(6,195)
Acquisitions	—	(16,792)	—	—	—	(16,792)	—	—	(16,792)
Distributions to non-controlling interests	—	—	—	—	—	—	(2,475)	—	(2,475)
Investments and advances	—	(70,507)	96,028	(7,284)	(1,694)	16,543	(39,011)	22,468	—
Other investing activities	—	180	(15)	6	—	171	24,428	(24,293)	306
	—	(86,581)	95,294	(7,976)	(1,694)	(957)	(18,492)	(1,825)	(21,274)
Net foreign currency translation adjustment	—	(502)	(25)	380	1,694	1,547	1,034	(1,952)	629

Increase (decrease) in cash and cash equivalents	—	128,440	(5,485)	1,710	—	124,665	6,138	—	130,803
Cash and cash equivalents, beginning of period	—	33,756	54,964	2,814	—	91,534	19,060	—	110,594
Cash and cash equivalents, end of period	$—	$162,196	$49,479	$4,524	$—	$216,199	$25,198	$—	$241,397

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the three month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net income (loss)	$5,439	$16,742	$(11,535)	$8,885	$(14,092)	$5,439	$15,294	$(15,294)	$5,439
Items not involving cash:
Depreciation and amortization	—	3,602	19,651	4,826	—	28,079	4,621	156	32,856
Non-cash interest expense	—	1,229	1,297	—	—	2,526	—	—	2,526
Impairment of property, plant and equipment	—	1,575	1,045	—	—	2,620	—	—	2,620
Loss (gain) on sale of property, plant and equipment	—	7	217	15	—	239	(11)	—	228
(Income) loss from equity investments	(5,439)	(19,111)	(2,591)	—	14,092	(13,049)	—	13,049	—
Share based awards	—	16	434	15	—	465	23	—	488
Future income taxes	—	(6,891)	(5,668)	(58)	—	(12,617)	1,729	(39)	(10,927)
Pension and post retirement expense (income) and funding, net	—	—	622	(295)	—	327	—	—	327
Unrealized foreign exchange (gains) losses	—	(2,635)	—	77	—	(2,558)	(603)	—	(3,161)
Non-controlling interest	—	—	—	—	—	—	—	2,128	2,128
Change in non-cash operating working capital:
Accounts receivable	—	(4,025)	5,689	1,726	—	3,390	(6,493)	—	(3,103)
Inventories	—	1,909	14,260	(2,397)	—	13,772	(3,071)	—	10,701
Income taxes payable	—	(516)	(907)	2,021	—	597	(1,176)	—	(579)
Prepaid expenses	—	(504)	1,153	154	—	803	(176)	—	627
Accounts payable and accrued liabilities	5	(12,029)	(18,590)	2,755	—	(27,859)	5,248	—	(22,611)
Intercompany receivable	—	20,417	1,071	(3,512)	(19,385)	(1,409)	8,569	(7,160)	—
Intercompany payable	—	(3,799)	(23,351)	(706)	19,385	(8,471)	1,311	7,160	—
	5	(4,014)	(17,203)	13,506	—	(7,706)	25,265	—	17,559
Financing activities
Change in bank and other indebtedness	—	—	29,998	—	—	29,998	(699)	—	29,299
Repayment of long-term debt	—	(1,488)	(1,496)	(14)	—	(2,998)	(4,859)	3,364	(4,493)
	—	(1,488)	28,502	(14)	—	27,000	(5,558)	3,364	24,806
Investing activities
Proceeds from sale of property, plant and equipment	—	73	17	—	—	90	16	—	106
Additions to property, plant and equipment	—	(668)	(3,417)	(1,082)	—	(5,167)	(2,160)	—	(7,327)
Acquisitions	(3,733)	—	—	—	—	(3,733)	—	—	(3,733)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,349)	(206)	(1,555)
Investments and advances	3,728	30,519	(10,028)	(7,208)	376	17,387	(14,229)	(3,158)	—
Other investing activities	—	(578)	1,549	16	—	987	404	—	1,391
	(5)	29,346	(11,879)	(8,274)	376	9,564	(17,318)	(3,364)	(11,118)
Net foreign currency translation adjustment	—	4,452	—	(392)	(376)	3,684	(1,027)	—	2,657

Increase (decrease) in cash and cash equivalents	—	28,296	(580)	4,826	—	32,542	1,362	—	33,904
Cash and cash equivalents, beginning of period	—	12,324	839	11,684	—	24,847	18,335	—	43,182
Cash and cash equivalents, end of period	$—	$40,620	$259	$16,510	$—	$57,389	$19,697	$—	$77,086

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the six month period ended June 30, 2008

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Cash provided by (used in):
Operating activities:
Net (loss) income	$(716,205)	$(97,147)	$(618,980)	$5,942	$710,185	$(716,205)	$15,621	$(15,621)	$(716,205)
Items not involving cash:
Depreciation and amortization	—	6,634	29,653	9,471	—	45,758	11,536	—	57,294
Non-cash interest expense	—	29,114	32,004	—	—	61,118	—	—	61,118
Impairment of property, plant and equipment	—	—	822	—	—	822	5,098	—	5,920
Impairment of goodwill and intangible assets	—	48,294	576,360	—	—	624,654	5,677	—	630,331
Loss (gain) on sale of property, plant and equipment	—	194	(1,495)	(2)	—	(1,303)	(29)	—	(1,332)
Loss (income) from equity investments	716,205	(15,362)	(4,388)	—	(710,185)	(13,730)	—	13,730	—
Share based awards	—	—	902	—	—	902	—	—	902
Future income taxes	—	1,688	(46,212)	(291)	—	(44,815)	(762)	—	(45,577)
Pension and post retirement expense (income) and funding, net	—	—	375	(423)	—	(48)	(150)	—	(198)
Unrealized foreign exchange losses (gains)	—	607	98	102	—	807	(545)	—	262
Non-controlling interest	—	—	—	—	—	—	—	1,891	1,891

Change in non-cash operating working capital:
Accounts receivable	—	939	(68,641)	7,886	—	(59,816)	(14,234)	—	(74,050)
Inventories	—	6,135	(3,164)	3,363	—	6,334	(1,461)	—	4,873
Income taxes recoverable	—	395	—	(1,249)	—	(854)	862	—	8
Income taxes payable	—	195	(7)	1,795	—	1,983	573	—	2,556
Prepaid expenses	—	(1,163)	(2,425)	(1,808)	—	(5,396)	163	—	(5,233)
Accounts payable and accrued expenses	—	(1,176)	6,840	(11,213)	—	(5,549)	11,150	—	5,601
Intercompany receivable	—	33,289	3,391	4,286	(31,806)	9,160	(1,005)	(8,155)	—
Intercompany payable	—	(7,594)	(31,379)	(458)	31,806	(7,625)	(530)	8,155	—
	—	5,042	(126,246)	17,401	—	(103,803)	31,964	—	(71,839)
Financing activities
Change in bank and other indebtedness	—	250,000	86,015	—	—	336,015	27	—	336,042
Repayment of long-term debt	—	(3,054)	(2,884)	(395)	—	(6,333)	(13,186)	5,688	(13,831)
	—	246,946	83,131	(395)	—	329,682	(13,159)	5,688	322,211
Investing activities
Proceeds from sale of property, plant and equipment	—	3,079	3,821	—	(3,050)	3,850	89	—	3,939
Additions to property, plant and equipment	—	(3,019)	(10,271)	(1,060)	3,050	(11,300)	(2,195)	—	(13,495)
Acquisitions	—	(30,507)	—	—	—	(30,507)	—	—	(30,507)
Distributions to non-controlling interests	—	—	—	—	—	—	(8,460)	—	(8,460)
Investments and advances	—	(60,209)	95,942	(30,004)	1,863	7,592	(1,904)	(5,688)	—
Other investing activities	—	(416)	(100)	16	—	(500)	404	—	(96)
	—	(91,072)	89,392	(31,048)	1,863	(30,865)	(12,066)	(5,688)	(48,619)
Net foreign currency translation adjustment	—	(3,534)	(127)	11,017	(1,863)	5,493	(7,603)	—	(2,110)

Increase (decrease) in cash and cash equivalents	—	157,382	46,150	(3,025)	—	200,507	(864)	—	199,643
Cash and cash equivalents, beginning of period	—	4,814	3,329	7,549	—	15,692	26,062	—	41,754
Cash and cash equivalents, end of period	$—	$162,196	$49,479	$4,524	$—	$216,199	$25,198	$—	$241,397

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2008 and December 31, 2007 and for the Three and Six Month Periods Ended June 30, 2008 and June 30, 2007

(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows

For the six month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net income (loss)	$2,411	$21,099	$(18,913)	$16,963	$(19,149)	$2,411	$28,112	$(28,112)	$2,411
Items not involving cash:
Depreciation and amortization	—	7,152	36,761	9,563	—	53,476	10,618	313	64,407
Non-cash interest expense	—	2,449	2,591	—	—	5,040	—	—	5,040
Impairment of property, plant and equipment	—	1,575	1,045	—	—	2,620	—	—	2,620
Loss (gain) on sale of property, plant and equipment	—	115	816	27	—	958	(8)	—	950
(Income) loss from equity investments	(2,411)	(36,492)	(5,022)	—	19,149	(24,776)	—	24,776	—
Share based awards	—	42	1,126	42	—	1,210	62	—	1,272
Future income taxes	—	(9,432)	(9,205)	844	—	(17,793)	1,566	(230)	(16,457)
Pension and post retirement expense (income) and funding, net	—	—	899	(297)	—	602	—	—	602
Unrealized foreign exchange (gains) losses	—	(2,635)	—	57	—	(2,578)	(392)	—	(2,970)
Non-controlling interest	—	—	—	—	—	—	—	3,253	3,253
Change in non-cash operating working capital:
Accounts receivable	—	(7,464)	(1,867)	(6,513)	—	(15,844)	(16,162)	—	(32,006)
Inventories	—	3,386	26,099	1,898	—	31,383	(4,904)	—	26,479
Income taxes payable	—	(1,194)	212	1,984	—	1,001	(337)	—	664
Prepaid expenses	—	(2,565)	1,727	(2,057)	—	(2,895)	(239)	—	(3,134)
Accounts payable and accrued liabilities	—	(2,898)	(16,233)	7,589	—	(11,542)	11,180	—	(362)
Intercompany receivable	—	25,119	909	(6,695)	(22,143)	(2,810)	(2,429)	5,239	—
Intercompany payable	—	2,343	(21,691)	(341)	22,143	2,454	2,785	(5,239)	—
	—	599	(746)	23,064	—	22,917	29,852	—	52,769
Financing activities						—
Change in bank and other indebtedness	—	—	11,000	—	—	11,000	(4,199)	—	6,801
Repayment of long-term debt	—	(3,043)	(2,991)	(28)	—	(6,062)	(6,767)	4,101	(8,728)
	—	(3,043)	8,009	(28)	—	4,938	(10,966)	4,101	(1,927)
Investing activities
Proceeds from sale of property, plant and equipment	—	73	102	—	—	175	16	—	191
Additions to property, plant and equipment	—	(1,265)	(7,927)	(3,017)	—	(12,209)	(4,017)	—	(16,226)
Acquisitions	(3,733)	—	—	—	—	(3,733)	—	—	(3,733)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,349)	(206)	(1,555)
Investments and advances	3,733	27,304	(3,699)	(9,871)	—	17,467	(13,572)	(3,895)	—
Other investing activities	—	(3,669)	1,549	18	—	(2,102)	446	—	(1,656)
	—	22,443	(9,975)	(12,870)	—	(402)	(18,476)	(4,101)	(22,979)
Net foreign currency translation adjustment	—	2,424	—	983	—	3,407	(1,607)	—	1,800

Increase (decrease) in cash and cash equivalents	—	22,423	(2,712)	11,149	—	30,860	(1,197)	—	29,663
Cash and cash equivalents, beginning of period	—	18,197	2,971	5,361	—	26,529	20,894	—	47,423
Cash and cash equivalents, end of period	$—	$40,620	$259	$16,510	$—	$57,389	$19,697	$—	$77,086